Exhibit 12.1

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Nine months
	ended		Year ended
	September 30,		December 31,
	2010		2009
Pretax income from operations:
Net income	$116.4		$85.7
Add income tax expense	65.8		87.9

Pretax income from operations	182.2		173.6

Add fixed charges:
Interest expense on corporate debt	59.3		84.7
Interest expense on investment borrowings	25.3		33.2
Interest added to policyholder account balances	228.2		324.4
Portion of rental (a)	9.4		12.8

Fixed charges	322.2		455.1

Adjusted earnings	$504.4		$628.7

Ratio of earnings to fixed charges	1.57	X	1.38	X

____________________
(a)	Interest portion of rental is estimated to be 33 percent.